COLUMBIA FUNDS VARIABLE SERIES TRUST II

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(617) 385-9536

December 5, 2012

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Variable Series Trust II (File No. 811-22127) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on December 3, 2012 in connection with the preliminary joint proxy statement (the “Proxy Statement”) for the Registrant filed with the Commission on November 23, 2012 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended. Summaries of the Staff’s comments on the Proxy Statement are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

1.	Comment. Please incorporate conforming changes to the disclosure related to the Registrant’s funds in the Proxy Statement to reflect, as appropriate, any comments provided by the Staff with respect to disclosure related to other funds in the Proxy Statement on November 30, 2012.

Response. The Registrant confirms that the disclosure related to its funds in the Proxy Statement will be revised as appropriate to reflect any comments provided by the Staff in connection with the Proxy Statement on November 30, 2012.

2.	Comment. Please confirm supplementally that Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended, is not implicated by Proposal 4.

Response. Proposal 4 does not have any implications under Names Rule. Proposal 4 relates to Columbia Variable Portfolio – Short Duration U.S. Government Fund (the “Fund”), and asks shareholders only to approve an amendment to the Fund’s investment objective. The Fund’s policy of investing at least 80% of its net assets in debt securities issued or guaranteed as to principal and interest by the U.S. Government, or its agencies or instrumentalities will be revised by the Board if Proposal 4 is approved to apply to mortgage related securities instead of the broader category of debt securities. The Fund’s name will not change.

3.	Comment. Please confirm that if the shareholders of the Fund approve Proposal 4 then, shortly after the Meeting, the Fund’s objective will become non-fundamental and be changed to seek “current income as its primary objective and, as its secondary objective, preservation of capital.”

Response. The Registrant confirms that if Proposal 4 is approved by the shareholders, then shortly after the Meeting the Fund’s investment objective will become non-fundamental and also will be changed to seek “current income as its primary objective and, as its secondary objective, preservation of capital.”

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Proxy Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/S/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Series Trust II

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